Filed by Iowa Telecommunications Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Iowa Telecommunications Services, Inc
Commission File No. 001-32354

From:	Alan Wells
Sent:	Friday, December 04, 2009 9:46 AM
To:	\all-employees; \Lakedale; \Sherburne
Subject:	Windstream Merger Update
Dear fellow employees,
It’s been a little over a week since we made the announcement regarding the acquisition of our company by Windstream. I’ve been asked several questions by folks concerning what this means for them personally, and for the company and its employees as a whole. While we still don’t have all the answers, I thought I’d take a moment to clarify some of the items and to explain some of the things you can expect to see develop over the next several months.
Transaction Approvals Process
This month we will begin the process to obtain the necessary approvals from federal and state regulators and Iowa Telecom shareholders. This exercise must happen in order for the transaction to close, and could take several months. The transaction is expected to close mid-2010. While there is always a chance that things could change, we currently have no reason to believe approvals will not be granted.
Integration Process
Windstream and Iowa Telecom will begin the integration process with a kickoff meeting on December 14th. Leading the integration effort for Windstream will be Joe Marano, Windstream Senior Vice President of Customer Services. Brian Naaden, our CIO and Vice President of Information Technology, will lead this effort for Iowa Telecom. Joe and Brian will each identify several employees who will join the integration planning team and work to develop a detailed integration plan to provide a seamless transition for our customers. Early estimates currently target the third quarter of 2010 for corporate system integration, and the fourth quarter of 2010 for billing system integration, in each case following the closing.
Please lend your full cooperation to Windstream as our transition teams work to ensure a smooth transition for our customers and employees. Following the kickoff meeting, various discovery activities will be started to better define what needs to be done.
Potential Layoffs
It is expected that personnel changes will occur, however it is premature at this time to speculate on the number of positions that may be affected by this transaction. What we do know is until the transaction is approved and actually closes (which we will refer to as the Legal Date) it remains business as usual. We will need to (and must!) continue to market to and provide great services to our customers as we work through this process. That means until the transaction is complete, your employment status should not be impacted as a direct result of this merger. Your job responsibilities and project work may change as we plan for this transition. Your manager will help determine the priorities for your work group as we continue through the next several months.
During the integration process, Windstream will evaluate its overall staffing needs and determine where synergies exist. Today the specific positions that will be impacted have not been identified, but after the closing likely there will be a reduction in corporate staff positions where we have redundant processes. Employees who will be impacted within a year of the close will receive at least 60-days written notice prior to termination (other than for cause), combined with a severance plan at the time of termination, which includes access to health care coverage during the severance period. The severance plan can be summarized as no less than 8 weeks of base pay, with a maximum of 26 weeks, based on years of service.
Windstream Employment Opportunities
As we previously mentioned, Windstream will be depending upon our technicians and local managers to ensure customer premise work continues at the highest level after we close this deal. Windstream has also indicated it will keep a presence in our HQ facility, including the expansion of our contact center. However Windstream does not know specifically which operations they will support from Newton. We anticipate that any displaced employees will be able to apply for openings that may exist with Windstream in other locations.
Company Benefits & Policies
There will be no effect on your current benefits prior to the close of the transaction. Windstream will be working with our HR team to compare company policies and benefits. We hope to have more complete information to you in February. Windstream will likely then work to integrate our benefit plans into theirs after the transaction is complete.
Further Introduction to Windstream
Watch for the next issue of the Connector newsletter, scheduled to come out before the end of the year, for a further introduction to Windstream. Throughout this process I’m sure you’ll find many similarities between our companies and how we serve our customers.
Additional Questions
We realize maintaining open lines of communication during this transition will be critical. Please send an email to Windstream@iowatelecom.com with additional questions.
Finally, thank you for your continued commitment and dedication to Iowa Telecom and our customers. I appreciate your patience and understanding.
Best Regards,
Alan
Alan L. Wells
Chairman and Chief Executive Officer
Iowa Telecom

Additional Information
In connection with the proposed transaction, Windstream will file a registration statement on Form S-4 with the SEC, which will include Iowa Telecom’s proxy statement and also constitute a prospectus with respect to the Windstream securities. At the appropriate time, Iowa Telecom will mail the proxy statement/ prospectus to its shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/ PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain free copies of the registration statement and proxy statement/ prospectus when they become available, as well as other filings containing information about Windstream and Iowa Telecom, without charge, at the SEC’s Internet web site (www.sec.gov). These documents may also be obtained for free from Iowa Telecom’s Investor Relations web site (www.iowatelecom.com) or by directing a request to Iowa Telecom at 403 W. Fourth Street North, Newton, Iowa 50208 or by calling (641) 787-2000. Copies of Windstream’s filings may be obtained for free from Windstream’s Investor Relations Web Site (www.windstream.com) or by directing a request to Windstream at Windstream Investor Relations, 4001 Rodney Parham Road, Little Rock, Arkansas 72212 or by calling (866) 320-7922.
Iowa Telecom, Windstream and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Iowa Telecom’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Iowa Telecom is included in its definitive proxy statement for its 2009 annual meeting filed with the SEC on April 29, 2009. Information regarding the officers and directors of Windstream is included in its Form 10-K for 2008 filed on February 19, 2009 and in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009. More detailed information regarding the identity of potential participants in the solicitation, and their direct or indirect interests, by securities, holdings or otherwise, which interests may be different from those of Iowa Telecom’s shareholders generally, will be set forth in the proxy statement and other materials to be filed with SEC in connection with the proposed transaction.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements concerning the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Iowa Telecom does not receive the required shareholder approval or fails to satisfy other conditions to closing, the transaction may not be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with uncertainty as to whether the transaction will be completed, costs and potential litigation associated with the transaction, the failure to obtain approval of Iowa Telecom’s shareholders, the failure of either party to meet the closing conditions set forth in the merger agreement, the extent and timing of regulatory approvals, changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services, high costs of regulatory compliance, the competitive impact of legislation and regulatory changes in the telecommunications industry, and the other risk factors discussed from time to time by Iowa Telecom in its reports filed with the SEC. We urge you to carefully consider the risks, which are described in Iowa Telecom’s Annual Report on Form 10-K for the year ended December 31, 2008 and in Iowa Telecom’s other SEC filings. Iowa Telecom is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.